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                 January 31, 2024

       Daniel D. Nelson
       Chief Executive Officer
       Signing Day Sports, Inc.
       8355 East Hartford Rd., Suite 100
       Scottsdale, AZ 85255

                                                        Re: Signing Day Sports,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 26,
2024
                                                            File No. 333-276717

       Dear Daniel D. Nelson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Louis Bevilacqua